VOLTAIRE LTD.

13 Zarchin Street, Ra’anana, Israel

June 4, 2010

Dear Shareholder,

You are cordially invited to attend the 2010 annual meeting (the “Annual Meeting”) of the shareholders of Voltaire Ltd. (the “Company”) on June 29, 2010, at 4:00 p.m., Israel time, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel.

The Company’s formal notice of the Annual Meeting, published on May 20, 2010, and the Proxy Statement, appear on the following pages and describe in detail the matters to be acted upon at the Annual Meeting.

Only shareholders who held ordinary shares of the Company at the close of business on May 31, 2010, are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card. You may also vote your shares over the Internet or by telephone if such manner of voting is set forth on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.voltaire.com.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

VOLTAIRE ANNOUNCES
2010 ANNUAL SHAREHOLDERS MEETING ON JUNE 29, 2010

As Originally Published on May 20, 2010

CHELMSFORD, Mass. and RA’ANANA, Israel —  May 20, 2010 — Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced that the 2010 annual meeting of its shareholders (“Annual Meeting”) will be held on June 29, 2010, at 4:00 p.m., Israel time, at the Company’s offices at 13 Zarchin Street, Ra’anana, Israel. The Annual Meeting is being called for the following purposes:

(1)	to reelect Mr. Eric Benhamou and Mr. Miron (Ronnie) Kenneth, and to elect Mr. John C. Baker, each as a Class III director, to serve for a three-year term from the date of the Annual Meeting, pursuant to the Articles of Association of the Company;
(2)	to reelect Ms. Yaffa Krindel and Mr. Rafi Maor as outside directors of the Company, each to hold office for a three-year term as of February 7, 2011, subject to, and in accordance with, the provisions of the Israeli Companies Law 1999;
(3)	to approve for a three-year term as of February 7, 2011 the continued service of Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer, as Chairman of the Board of Directors of the Company;
(4)	Further to the approval of the Compensation Committee, the Audit and Finance Committee and the Board of Directors, to approve the following grants to Mr. Miron (Ronnie) Kenneth, as of the date of the Annual Meeting (the “Grant Date”):
(a)	41,085 ordinary shares of the Company for achievement of objectives for the 2009 fiscal year, with immediate vesting as of the Grant Date; and
(b)	up to 54,000 ordinary shares in the form of performance-based restricted share units under the Company’s 2007 Incentive Compensation Plan, with the exact number to be determined upon achievement of objectives for the 2010 fiscal year, such that 50% shall vest one year from the Grant Date, and the remaining 50% shall vest two years from the Grant Date;
(5)	to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2010 and until the 2011 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation;
(6)	to report on the business of the Company for the year ended December 31, 2009, including review of the Company’s 2009 financial statements; and
(7)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each proposal.

Proposal no. (2) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal, excluding abstentions, must include at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or
•	the total number of Non-Controlling Shares voted against the proposal must not exceed one percent of the aggregate voting rights in the Company.

Proposal no. (3) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal, excluding abstentions, must include at least two-thirds of the Non-Controlling Shares voted at the meeting; or
•	the total number of Non-Controlling Shares voted against the proposal must not exceed one percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being an office holder of the Company). A shareholder is presumed to be a Controlling Shareholder if it holds one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. The Company is not currently aware of any shareholder that would be considered a Controlling Shareholder.

Only shareholders who held ordinary shares of the Company at the close of business on May 31, 2010, are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof.

Current proof of ownership of the Company’s shares, as well as photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power in the Company. If a quorum is not present within thirty minutes from the time appointed for the Annual Meeting, the Annual Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred meeting, all matters which were to be discussed during the Annual Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in the Company.

A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, and an annual report and financial statements will be mailed on or about June 4, 2010 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement will also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.voltaire.com. Signed proxy cards must be received by the Company at its offices, or by its transfer agent no later than two hours before the time fixed for the Annual Meeting or be presented to the Chairperson of the Annual Meeting at such meeting in order for such proxy vote to be cast at the Annual Meeting.

In accordance with the Israeli Companies Law 1999, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than June 8, 2010.

If you hold your shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you may also vote your shares over the Internet or by telephone in accordance with the instructions set forth on your proxy card.

BY ORDER OF THE BOARD OF DIRECTORS

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

13 Zarchin Street, Ra’anana, Israel

ANNUAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.01 per share, of Voltaire Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Annual Meeting of shareholders of the Company to be held on June 29, 2010, at 4:00 p.m., Israel time, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel (the “Annual Meeting”).

Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

The Proxy

Miron (Ronnie) Kenneth and/or Joshua Siegel may be appointed as proxies by the shareholders entitled to vote at the Annual Meeting with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company at its offices at 13 Zarchin Street, Ra’anana, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two hours prior to the time fixed for the Annual Meeting, or presented to the chairperson of the Annual Meeting at such meeting, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy card in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to the Company at its offices at 13 Zarchin Street, Ra’anana, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two hours prior to the time of the Annual Meeting canceling the proxy or appointing a different proxy; (ii) by written notice of the revocation of the proxy delivered at the meeting to the Chairman of the Annual Meeting; or (iii) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on May 31, 2010 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a proxy card with the proxy materials they forwarded, directing the holder of record how to vote the shares. Such directions may be provided over the Internet, by telephone or by mail, as described in the proxy card.

As of the Record Date, there were 21,184,153 shares issued, outstanding and entitled to vote at the Annual Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power of the Company. If a quorum is not present within thirty minutes from the time appointed for the Annual Meeting, the Annual Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred general meeting, all matters which were to be discussed at the Annual Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares conferring in the aggregate at least 10% of the voting power of the Company.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some of all of the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt each proposal.

In addition:

Proposal no. (2) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal (excluding abstentions), must include at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or
•	the total number of Non-Controlling Shares voted against the proposal must not exceed one percent of the aggregate voting rights in the Company.

Proposal no. (3) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal, excluding abstentions, must include at least two-thirds of the Non-Controlling Shares voted at the meeting; or
•	the total number of Non-Controlling Shares voted against the proposal must not exceed one percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being an office holder of the Company). A shareholder is presumed to be a Controlling Shareholder if it holds one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. The Company is not currently aware of any shareholder that would be considered a Controlling Shareholder. However, in order for a shareholder’s vote to be counted, the shareholder must indicate on the enclosed proxy card or prior to voting in person at the Annual Meeting, whether such shareholder should be considered a Controlling Shareholder of the Company.

On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published following the Annual Meeting on a Form 6-K.

Proxy Solicitation

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable out-of-pocket expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding ordinary shares by: (i) each person who the Company believes beneficially owns 5.0% or more of its outstanding ordinary shares, and (ii) all of the Company’s directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The information set forth in the table is based on the information contained in the Company’s annual report for the year ended December 31, 2009, filed on Form 20-F with the SEC on March 25, 2010. The Company has not independently verified information filed with the SEC by the Company’s shareholders on which the information set forth below and it is based solely in the sources and assumptions noted above in part.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
BCF II Belgium Holding SPRL(1)	4,270,522	20.2%
Pitango Venture Capital Group(2)	3,291,120	15.5%
Diker Management, LLC(3)	2,085,081	9.8%
Vertex Venture Capital Group(4)	1,818,024	8.6%
All directors and executive officers as a group(5)	8,707,434	36.6%

(1)	Based on a Schedule 13G filed on March 4, 2010, consists of 4,270,522 shares owned by BCF II Belgium Holding SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium, controlled by BCF II Lux I S.à.r.l. (“BCF Lux”), a company organized under the laws of the Grand Duchy of Luxembourg. BCF Lux is owned by Baker Communications Fund II (Cayman), L.P., which holds 0.08% of the equity and voting power of BCF Lux, and Baker Communications Fund II, L.P., which holds 99.92% of the equity and voting power of BCF Lux. Baker Capital Partners (Anguilla) II, LLC, in its capacity as the general partner of Baker Communications Fund II (Cayman), L.P., and Baker Capital Partners II, LLC, a Delaware limited liability company, in its capacity as the general partner of Baker Communications Fund II, L.P., has management rights over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., respectively. As members of the Board of Managers of each of Baker Capital Partners (Anguilla) II, LLC and Baker Capital Partners II, LLC, each of John Baker and Henry Baker is vested with shared voting and investment power over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P. Messrs. John Baker and Henry Baker each disclaim any such beneficial ownership except to the extent of his pecuniary interest therein. Baker Capital Partners (Anguilla) II, LLC is an Anguillan limited liability company with its registered office at c/o Finsco Limited, P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies. The principal address of Baker Capital Partners II, LLC is 540 Madison Avenue, New York, NY 10022.
(2)	Based on a Schedule 13G filed on February 20, 2008, consists of 1,837,061 shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 shares owned by Pitango Principals Fund III (Israel) LP, 274,245 shares owned by Pitango Fund II Opportunity Annex Fund L.P., 9,192 shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 83,232 shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 48,962 shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 20,807 shares owned by Pitango Fund II, LP, 54,933 shares owned by Pitango Fund II, LLC, 3,166 shares owned by DS Polaris Ltd. and 98,963 shares owned by Pitango II Holdings LLC (collectively, the “Pitango Funds”). The Pitango Funds are managed, directly or indirectly, by the following individuals: Rami Kalish, Chemi J. Peres (our director), Aaron Mankovski, Isaac Hillel, Rami Beracha, Bruce Crocker and Zeev Binman, none of which has sole voting or investment power of such shares and each of which has shared voting and investment power of such shares (along with Isaac Shrem in the case of such shares held by Pitango Fund II Opportunity Annex Fund L.P., Pitango Fund II Opportunity Annex Fund (ICA) LP, Pitango Fund II (Tax-Exempt Investors) LLC, DS Polaris Trust Company (Foreign Residents) (1997) Ltd., Pitango Fund II, LP, Pitango Fund II, LLC and DS Polaris Ltd.). Each such individual disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Pitango Venture Capital Group is 11 Hamenofim Street, Building B, Herzeliya 46725, Israel.
(3)	Based on a Schedule 13G filed on February 16, 2010, consists of 2,085,081 shares owned by Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd., (collectively, the “Diker Funds”). Diker GP, LLC, a Delaware limited liability company (“Diker GP”), is the general partner, and Diker Management, LLC, a Delaware limited liability company (“Diker Management”), is the investment manager, of each of the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management. The address of the Diker Funds, Diker GP, Diker Management, Charles M. Diker and Mark N. Diker is 745 Fifth Avenue, Suite 1409, New York, New York 10151.
(4)	Based on a Schedule 13G filed on February 10, 2010 and information provided by Vertex, consists of 1,348,467 shares owned by Vertex Israel II (C.I.) Fund LP, 243,296 shares owned by Vertex Israel II (A) Fund LP, 37,296 shares owned by Vertex Israel II (B) Fund LP, 172,143 shares owned by Vertex Israel II Discount Fund LP and 16,822 shares owned by Vertex Israel II (C.I.) Executive Fund LP. Our director, Yoram Oron is a managing partner of Vertex Israel II Management Ltd., the General Partner of these funds, and has shared voting and investment power. Mr. Oron disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Vertex Venture Capital Group is 1 Hashikma Street, Savyon 56530, Israel.
(5)	Includes shares owned directly by directors and executive officers and shares over which directors may be deemed to have beneficial ownership by virtue of their positions with certain entities. Each director disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

I. PROPOSAL ONE

ELECTION OF DIRECTORS

Background

The Company’s Board of Directors currently consists of eight members, including two outside directors. Under the Company’s Articles of Association, the Company’s Board of Directors (other than the outside directors, whose appointment is required under the Israeli Companies Law 1999) is divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors (other than the outside directors). At each annual general meeting of the Company’s shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or reelection, such that each year the term of office of only one class of directors will expire. Class III directors, consisting of Miron (Ronnie) Kenneth and Eric Benhamou, will hold office until the Annual Meeting. Class I directors, consisting of Yoram Oron and Nechemia (Chemi) J. Peres, will hold office until our annual meeting of shareholders to be held in 2011. Class II directors, consisting of Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman were reelected at the last annual meeting of the shareholders held in 2009, and will hold office until our annual meeting of shareholders to be held in 2012. Directors are elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director holds office until the annual general meeting of the Company’s shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law 1999 or unless he or she resigns or is removed from office as described below.

The Company’s Articles of Association provide that the classes shall consist, as nearly as possible, of one third of the total number of directors constituting the entire Board of Directors (excluding the outside directors). In March 2010, following the resignation of P. Kevin Kilroy, a member of Class III, from the Board of Directors, the Board of Directors resolved to move Eric Benhamou from Class I, which consisted then of three members, to Class III which consisted then of only one member. According to the Company’s Articles of Association, a director elected to fill a vacancy shall be elected to hold office until the next annual meeting or until a special meeting is convened in order to fill such a vacancy. Accordingly, the Board of Directors, following the recommendation of the Company’s Nominating and Governance Committee, has nominated for reelection Mr. Miron (Ronnie) Kenneth and Mr. Eric Benhamou to serve as Class III directors of the Company with such offices to expire on the third Annual General Meeting following the Annual Meeting.

In addition, the Board of Directors, following the recommendation of the Company’s Nominating and Governance Committee, has nominated for election Mr. John C. Baker, such office to expire on the third Annual General Meeting following the Annual Meeting.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected or reelected, as applicable. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Under the Company’s Non-Employee Director Compensation Plan adopted on July 5, 2007, as amended (the “Plan”), in addition to cash compensation, each non-employee director upon his or her initial election, and each existing non-employee director who did not hold options to purchase the Company’s ordinary shares at the time of adoption of the Plan, receives a grant of an option to purchase up to 50,000 of the Company’s ordinary shares upon his reelection, subject to a four-year vesting period (the “Initial Grant”). Directors who held options to purchase the Company’s ordinary shares at the time of adoption of the Plan (being Eric Benahmou and Thomas J. Gill) are not entitled to receive the Initial Grant. Additionally, upon full vesting of the Initial Grant (and, in the case of Eric Benhamou and Thomas J. Gill, on the date their currently outstanding options vest in full), and every subsequent 12 months thereafter, such non-employee director is granted an additional option to purchase up to 12,500 of the Company’s ordinary shares, subject to a one-year vesting period (the “Replenishment Grant”). Under the Plan, such grants are made automatically upon a director’s election or reelection, as applicable (whether appointed by the Board of Directors in order to fill a vacancy or elected by the shareholders) and do not require any additional resolutions of the Board of Directors or the shareholders. The vesting of all options held by a non-employee director is accelerated upon a change of control as part of which or within three months thereafter, such non-employee director is terminated or is not nominated to serve as a director of the successor company or resigns pursuant to the terms of the change of control transaction.

Accordingly, subject to his election at this Annual Meeting, Mr. John C. Baker will be granted an Initial Grant. As CEO of the Company, Mr. Miron (Ronnie) Kenneth is not eligible to receive any grants under the Plan, and any grants to him are detailed under Proposal Four of this Proxy Statement.

Directors Nominated For Election or Reelection at this Annual Meeting

John C. Baker, age 60, founded Baker Capital in 1995 and has served as its President since its formation. Mr. Baker also serves as the Manager of Baker Capital Partners II, LLC and the General Partner of Baker Communication Fund II (Cayman), L.P. During the more than 30 years he has worked in the private equity industry, Mr. Baker has lead investments in the technology, telecom and financial service industries. Currently, Mr. Baker serves on the board of QSC AG, and he is the Chairman of the Supervisory Board for Interxion NV. Mr. Baker has served on the National Advisory Board of Youth, I.N.C. since 2002 and is also a member of the University of Cincinnati Investment Committee. Mr. Baker holds a B.A. from Harvard College, and an M.B.A. from Harvard Business School.

Miron (Ronnie) Kenneth, age 53, has served as our Chairman and Chief Executive Officer since January 2001. From 2001 to 2002, Mr. Kenneth served as Chairman of the Board of Iamba Technologies, Inc., a developer of fiber-to-the-premise technology. From 1998 to 2001, Mr. Kenneth was a consultant to startup companies and venture capital firms on business strategies, management development and fund raising. From 1997 to 1998, Mr. Kenneth was a general partner of Telos Venture Partners, an early stage venture capital company focusing on technology companies. Prior to that, from 1994 to 1996, Mr. Kenneth was the European Business Unit General Manager at Cadence Design Systems, Inc., an electronic design automation and engineering services company. From 1989 to 1994, Mr. Kenneth established and managed Cadence’s Israeli operation. Mr. Kenneth holds a B.A. in Economics and Computer Science from Bar Ilan University, Israel, and an M.B.A. from Golden Gate University in San Francisco, California.

Eric Benhamou, age 54, has served as a director since March 2007. Since 2003, Mr. Benhamou has served as Chairman of the board and Chief Executive Officer of Benhamou Global Ventures, LLC, a venture capital fund focused on high-tech firms, which he founded in 2003. Prior to founding Benhamou Global Ventures, Mr. Benhamou served as Chief Executive Officer of Palm, Inc., a provider of mobile products and solutions, from October 2001 to October 2003. From 1997 until 2007, Mr. Benhamou served as Chairman of the board of Palm, Inc. From 1990 until October 2000, Mr. Benhamou served as Chief Executive Officer of 3Com Communications, a provider of secure, converged voice and data networking solutions. In 1981, Mr. Benhamou co-founded Bridge Communications, Inc., a provider of internetwork routers and bridges, and was Vice-President of Engineering until its merger with 3Com Communications in 1987. Since 1994, Mr. Benhamou has served as Chairman of the board of 3Com Corporation until the purchase of 3Com by Hewlett-Packard in April 2010. Mr. Benhamou also serves as Chairman of the board of Cypress Semiconductor Corporation, and is a member of the board of directors of RealNetworks, Inc. and SVB Financial Group. Mr. Benhamou holds a Diplôme d’Ingénieur from Ecole Nationale Supérieure d’Arts et Métiers, Paris, and an M.Sc in Engineering from Stanford University.

Proposed Resolutions

You are being asked to elect each of the directors nominees, such office to expire on the third Annual General Meeting following this Annual Meeting, pursuant to the Articles of Association of the Company. The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolutions

At the Annual Meeting, it is proposed that the following resolutions be adopted:

“1A.	RESOLVED, to elect Mr. John C. Baker, as a Class III director, to serve until the third Annual General Meeting following this Annual Meeting, pursuant to the Articles of Association of the Company.
1B.	RESOLVED, to reelect Mr. Miron (Ronnie) Kenneth, as a Class III director, to serve until the third Annual General Meeting following this Annual Meeting, pursuant to the Articles of Association of the Company.
1C.	RESOLVED, to reelect Mr. Eric Benhamou, as a Class III director, to serve until the third Annual General Meeting following this Annual Meeting, pursuant to the Articles of Association of the Company.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

II. PROPOSAL TWO

ELECTION OF OUTSIDE DIRECTORS
UNDER THE ISRAELI COMPANIES LAW

Background

We are required as an Israeli company to have a minimum of two directors that qualify as “outside directors” by meeting certain independence requirements and other criteria established in the Israeli Companies Law 1999 (the “Israeli Companies Law”). Both outside directors are required to serve on our Audit and Finance Committee, which was formed in accordance with the Israeli Companies Law and the NASDAQ Listing Rules, and at least one outside director is required to serve on each of the other committees of our Board of Directors that are authorized to exercise the powers of our Board of Directors.

Our current outside directors, Ms. Yaffa Krindel and Mr. Rafi Maor, were elected at a special shareholders meeting on February 7, 2008 for a three-year term. The Board of Directors has determined that Ms. Yaffa Krindel and Mr. Rafi Maor each satisfy the Israeli Companies Law’s outside director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules. Both outside directors serve as members of the Audit and Finance Committee. In addition, Ms. Krindel serves as the Chair of the Compensation Committee and is a member of the Governance and Nominating Committee. Mr. Maor serves as a member of the Compensation Committee.

Under the Israeli Companies Law, the initial three-year term of an outside director may be extended for an additional three-year term or, alternatively, until his or her term of office is terminated in accordance with the Israeli Companies Law. The current outside directors’ initial three-year terms will expire on February 7, 2011. To avoid convening a special meeting of the shareholders of the Company at such time for the purpose of reelecting the outside directors, the shareholders of the Company are being asked at this Annual Meeting to approve their reelection effective as of the lapse of the outside directors’ initial three-year terms on February 7, 2011.

The outside directors will continue to receive their current cash compensation and the Replenishment Grant in accordance with the Plan.

The nominees for reelection as outside directors are:

Yaffa Krindel, age 55, has served as an outside director since February 2008. From 1997 until 2007, Ms. Krindel served as partner and managing partner in Herzeliya of STAR Ventures, a venture capital fund headquartered in Munich, Germany. Between 1992 and 1996, before joining STAR Ventures, Ms. Krindel served as Chief Financial Officer and Vice President — Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Lucent Inc.), a leader in the LAN switching systems market, then located in Tel Aviv. From 1993 until 1997, she served as Chief Financial Officer and a director of BreezeCOM Ltd. (now part of Alvarion Ltd.), a provider of WiMax solutions headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the board of directors of Syneron Medical Ltd. (NASDAQ:ELOS) and on the board of directors of Fundtech Ltd. (NASDAQ:FNDT). In addition, she serves on the boards of directors of the following private companies: Siano Mobile Silicon Inc. and OrSense Ltd. Ms. Krindel holds an M.B.A. from Tel Aviv University and a B.A. in Economics and Far Eastern Studies from the Hebrew University in Jerusalem.

Rafi Maor, age 59, has served as an outside director since February 2008. Mr. Maor currently serves as President and Chief Executive Officer of ECI Telecom Ltd., a global telecommunications company that was publicly traded on NASDAQ until September 2007, when it was acquired by the New York-based Swarth Group and the London-based Ashmore Fund. Mr. Maor joined ECI in September 2004 as the Chief Operating Officer, and he was appointed the President and Chief Executive Officer in January 2006. Prior to joining ECI, Mr. Maor spent nine years at Indigo N.V. where he served as the company’s President and Chief Operating Officer. Mr. Maor was also a member of the management board of Indigo’s Board of Directors. Following Indigo’s acquisition by Hewlett-Packard Company in March 2002, Mr. Maor served as General Manager of HP/Indigo Division and Vice President at Hewlett-Packard with worldwide responsibility for the Indigo product line. Prior to joining Indigo, Mr. Maor was employed by Israel Aircraft Industries Ltd. for twenty years, where he served in senior managerial positions. Mr. Maor holds a B.Sc. in engineering from Tel Aviv University and is a graduate of the Advanced Management Program at INSEAD Business School, Fontainebleau, France.

Proposed Resolutions

You are being asked to reelect each of the outside director nominees listed above for a three-year term in accordance with the Israeli Companies Law. The election of outside directors requires the vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), provided that either:

•	the shares voted at the meeting in favor of the proposal (excluding abstentions), must include at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (“Non-Controlling Shares”); or
•	the total number of Non-Controlling Shares voted against the proposal must not exceed one percent of the aggregate voting rights in the Company.

The term “Controlling Shareholder” is defined above on page 2 of this Proxy Statement. For additional information regarding the shareholders of the Company as of the Record Date, see “Principal Shareholders” on page 4 of this Proxy Statement. In order for a shareholder’s vote to be counted for this proposal no. (2), such shareholder must indicate on the enclosed proxy card or prior to voting in person at the Annual Meeting, whether such shareholder should be considered a Controlling Shareholder of the Company.

Resolutions

At the Annual Meeting, it is proposed that the following resolutions be adopted:

“2A. Resolved, that Ms. Yaffa Krindel be reelected as an outside director of the Company as of February 7, 2011 for a three-year term until February 7, 2014.

2B. Resolved, that Mr. Rafi Maor be reelected as an outside director of the Company as of February 7, 2011 for a three-year term until February 7, 2014.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

III. PROPOSAL THREE

AUTHORIZATION OF CHAIRMAN OF THE BOARD TO CONTINUE TO SERVE
AS CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Background

The Israeli Companies Law provides that the chairman of the board of directors of a public company cannot also serve as the chief executive officer of the company unless such service is approved by the shareholders. Any such approval by the shareholders is valid for a period not to exceed three years from the date of such approval. The Board of Directors believes that it is in the Company’s best interests for Mr. Miron (Ronnie) Kenneth to continue to serve in both of these capacities.

The Company has adopted Corporate Governance Guidelines, which are available on the Company’s website. Under these guidelines, it is currently the policy of the Company that the positions of Chairperson of the Board of Directors and Chief Executive Officer are held by the same person (subject to approval by the Company’s shareholders pursuant to the Israeli Companies Law). The Board of Directors believes that its function in monitoring the performance of the Company’s senior management is fulfilled by the presence of qualified and experienced independent directors, including a lead director. The lead director is currently Mr. Eric Benhamou and its role in the functioning of the Board of Directors is set forth in the Company’s Corporate Governance Guidelines.

The Company’s shareholders voted at a special meeting held on February 7, 2008 for Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer, to serve as Chairman of the Board of Directors. The initial three-year term will expire on February 7, 2011. To avoid convening a special meeting of the shareholders of the Company at such time, the shareholders of the Company are being asked at this Annual Meeting to approve the continued service of Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer, as Chairman of the Board effective as of the lapse of the initial three-year term on February 7, 2011.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to authorize Mr. Miron (Ronnie) Kenneth to continue to serve as Chairman of the Board of Directors, provided that either:

•	the shares voted at the meeting in favor of the proposal (excluding abstentions), must include at least two-thirds of the Non-Controlling Shares voted at the meeting; or
•	the total number of Non-Controlling Shares voted against the proposal must not exceed one percent of the aggregate voting rights in the Company.

See Proposal Two on page 10 of this Proxy Statement for information regarding the definition of the term “Non-Controlling Shares.”

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“3. RESOLVED, to approve the continued service of Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer, as Chairman of the Board of Directors of the Company as of February 7, 2011 for a three-year term until February 7, 2014.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

IV. PROPOSAL FOUR

APPROVAL OF GRANT OF SHARES AND PERFORMANCE-BASED RESTRICTED
STOCK UNITS TO MR. MIRON (RONNIE) KENNETH, THE COMPANY’S CEO AND
CHAIRMAN OF THE BOARD

Background

Under the Israeli Companies Law, arrangements regarding the compensation of a director of a public company require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company’s Compensation Committee, Audit and Finance Committee and Board of Directors, and now requires approval by the Company’s shareholders.

2009 Share Issuance

On March 23, 2010, the Board of Directors, following approvals by the Company’s Compensation and Audit and Finance Committees, approved and now recommends that the Company’s shareholders approve the issuance of 41,085 ordinary shares of the Company (the “Shares”) to Mr. Miron (Ronnie) Kenneth under the Company’s 2007 Incentive Compensation Plan (the “Incentive Plan”).

The issuance of the Shares was contingent on the Company’s achievement of certain financial objectives in 2009, such as minimum 2009 annual revenue and gross margin objectives that were set by the Compensation Committee on September 8, 2009 (the “2009 Objectives”).

On April 27, 2010, the Compensation Committee determined, based on the Company’s 2009 audited financial statements approved by the Board of Directors, that Mr. Kenneth is entitled to receive 41,085 Shares based on the Company’s actual achievement of the 2009 Objectives.

The issuance of the Shares shall be made in one installment upon the approval by the Company’s shareholders of such issuance.

2010 Performance-Based Restricted Stock Units Allocation

On March 23, 2010, the Board of Directors, following approvals by the Compensation and Audit and Finance Committees, approved the grant to Mr. Kenneth of up to 54,000 performance based restricted stock units (“PBRSUs”), subject to the achievement of certain financial objectives in 2010, and approved the date of this Annual Meeting as the grant date (“Grant Date”).

The exact number of ordinary shares of the Company underlying the PBRSUs to which Mr. Kenneth shall be entitled shall be determined by the Compensation Committee on the basis of the achievement of 2010 performance objectives, such as minimum 2010 operating profit and gross margin objectives (the “2010 Objectives”) based on the Company’s 2010 audited financial statements to be approved by the Board of Directors. The Compensation Committee shall determine the exact number of the Company’s PBRSUs to which Mr. Kenneth shall be entitled no later than two weeks following the Board of Director’s approval of the Company’s 2010 audit financial statements, provided that if a Change in Control (as defined in the Incentive Plan) shall occur prior to such determination by the Compensation Committee, the number of ordinary shares of the Company covered under the PBRSUs shall be fixed at 45,000 ordinary shares and no such determination by the Compensation Committee shall be required.

The exact number of ordinary shares of the Company underlying the PBRSUs, as determined in the aforesaid manner, shall be subject to the following vesting terms: 50% of the ordinary shares will vest upon the lapse of one year from the Grant Date, and the remaining 50% will vest upon the lapse of two years from the Grant Date, subject to the requirement that Mr. Kenneth continue to be employed by the Company at the applicable vesting dates, but subject to the acceleration provisions set forth in the Employment Agreement between Mr. Kenneth and the Company dated July 1, 2008 (the “Employment Agreement”) and the terms in the following paragraph.

In the event a Change in Control (as defined in the Incentive Plan) occurs prior to the full vesting of the PBRSUs, 50% of the unvested PBRSUs shall vest immediately. The remaining unvested PBRSUs shall vest on a quarterly basis over the shorter of one year from the date of such a Change in Control or the remaining period under the original vesting period (the “Remaining Vesting Period”). In the event the employment of Mr. Kenneth is terminated within the Remaining Vesting Period (other than by the Company or the successor entity in such a Change in Control with Justifiable Cause or voluntarily by Mr. Kenneth not for Good Reason (as defined in the Employment Agreement)), the remaining PBRSUs shall vest immediately.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“4. RESOLVED, that the recommended grant to the Company’s CEO of 41,085 ordinary shares of the Company for achievement of objectives for 2009 with immediate vesting as of the Grant Date, and the grant of up to 54,000 ordinary shares in the form of performance-based restricted share units under the Company’s 2007 Incentive Compensation Plan, with the exact number to be determined upon achievement of the 2010 Objectives, with 50% vesting one year from the Grant Date, and the remaining 50% vesting two years from the Grant Date, as approved by the Company’s Compensation and Audit and Finance Committees and Board of Directors and presented to the shareholders in this Proxy Statement, is hereby approved.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

V. PROPOSAL FIVE

APPOINTMENT OF KESSELMAN & KESSELMAN,
A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE COMPANY’S
INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING AND
AUTHORIZATON TO DETERMINE COMPENSATION

Background

The Company is submitting for approval the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as its independent auditor to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2010, and to serve as its independent auditor until the next annual general meeting, and the authorization of the Company’s Board of Directors to determine their remuneration.

The following table provides information regarding fees billed by Kesselman & Kesselman (C.P.A. Isr.) and other member firms of PricewaterhouseCoopers International Limited to us for the years ended December 31, 2008 and 2009:

	Year Ended December 31,
	2008	2009
	(Unaudited) (In Thousands)
Audit fees(1)	$177	$203
Audit-related fees	—	—
Tax fees(2)	23	15
All other fees(3)	40	34
Total	$240	$252

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our Form 20-F and consultation concerning financial accounting and reporting standards.
(2)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(3)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to SOX audit.

The Company’s Audit and Finance Committee pre-approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above. Representatives of Kesselman & Kesselman will not be present at the Annual Meeting.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“5. RESOLVED, to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2010 and until the 2011 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit and Finance Committee, to determine their annual compensation.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

REPORT OF THE BOARD OF DIRECTORS

At the Company’s Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2009.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee’s primary responsibility is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function, as well as anti-fraud and ethics policies and risk management, such as material Company agreements, foreign currency, investments and insurance. Management has the primary responsibility for the preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Board of Directors has adopted an Audit and Finance Committee charter setting forth the responsibilities of the Audit and Finance Committee consistent with the SEC regulations and The Nasdaq Global Market, and the requirements of the Israeli Companies Law.

The Audit and Finance Committee consists of the Company’s directors, Eric Benhamou (Chairman), Thomas J. Gill, Yaffa Krindel and Rafi Maor. The financial expert on the Audit and Finance Committee pursuant to SEC regulations is Eric Benhamou. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Benhamou’s financial literacy, experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Benhamou any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit and Finance Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to SEC regulations does not affect the duties, obligations or liability of any other member of the Audit and Finance Committee or the Board of Directors.

The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Members of the Audit and Finance Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit and Finance Committee certify that the independent auditor is “independent” under applicable rules.

The Audit and Finance Committee received the written disclosures and the letter from the independent auditor required by the Public Company Accounting Oversight Board in Rule 3526, “Communication with Audit Committees Concerning Independence” and discussed with the independent auditor its independence under that standard. The Audit and Finance Committee also discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, regarding “Communications with Audit Committees”. The Audit and Finance Committee also considered the compatibility of the independent auditor’s non-audit services with the standards for auditors’ independence. The Audit and Finance Committee discussed with the independent auditor the overall scope and plans for their audit.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 25, 2010. The Audit and Finance Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditor, subject to shareholder approval.

Submitted by the Audit and Finance Committee of the Company’s Board of Directors:

Eric Benhamou, Chairman
Thomas J. Gill
Rafi Maor
Yaffa Krindel

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2010 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law 1999, in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law 1999, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

With respect to the Company’s Annual Meeting of shareholders to be held in 2011, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s proxy statement by December 31, 2010, the Company will not include such proposal in the agenda for the 2011 annual meeting of shareholders.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report for the year ended December 31, 2009, filed on Form 20-F with the SEC on March 25, 2010, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of Voltaire’s website at www.voltaire.com. In addition, the Company filed a number of press releases on Form 6-K, including a Form 6-K dated May 5, 2010 regarding its business and financial results for the quarter ending March 31, 2010. Shareholders may obtain a copy of these documents without charge at www.voltaire.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Ra’anana, Israel
June 4, 2010